Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:

Investor Relations Department
Country/City Code 8862 Tel: 2656-8096
IR@gigamedia.com.tw

GigaMedia Announces Fourth-Quarter and Full Year 2018 Financial Results

TAIPEI, Taiwan, April 03, 2019 – GigaMedia Limited (NASDAQ: GIGM) today announced its unaudited financial results for the fourth quarter and full year of 2018.

Highlights for Year Ended December 31, 2018

Besides continuing our efforts in improving productivity, in formulating GigaMedia’s 2018 business plan, we conducted a comprehensive strategic business review. And it became clear that:

l

Compared to our in-house offerings, the operations of licensed games bear an uncompetitive cost structure where licensing costs and channel costs usually take a huge bite out of earnings, leaving little room for any marketing strategies.

l

The operations of licensed games are inherently dependent on the licensors and hard to take the initiative, and therefore often slow in responding to a fad, a market trend or even a permanent change in customers’ preference.

Accordingly, in 2018 GigaMedia moved boldly forward to executing the strategy of optimizing our product portfolio by trimming off or terminating products or services that were below requirements, and introducing license game more selectively. On the other hand, we set in motion consolidating substantial resources for developing our own offerings, into which direct investment was more than $1 million during 2018.

“With the high margin of our in-house products, we are allowed latitude to act proactively for a flexible combination of marketing and promotional means to boost productivities,” stated GigaMedia Limited CEO James Huang, “and for our own offerings, it is all the more essential and valuable to develop long-term customer relationships.”

In 2018, we invested further to enhance CRM system, which will contribute to our operations in building up relationships, saving marketing costs, and creating capacity for providing augmented products and services. The cultivation of a loyal customer base will eventually further boost customer value and create revenues and profits.

Fourth Quarter and Full Year Overview

l	Consolidated 4Q revenues decreased 2.59% quarter-over-quarter and 20.17% year-over-year. Full year revenues decreased 38.77% to $7.1 million from $11.6 million in 2017.
l

Income from operations for 4Q was a loss of $1.0 million, representing a loss reduction from $1.5 million in 3Q, mainly due to a decrease in advertising expenses. Full year operating loss, if excluding impairment losses and gain on termination of agreement, was a loss of $4.6 million for 2018, representing a loss increase of $2.4 million from approximately $2.2 million for 2017.

l	The net asset value was approximately $5.26 per share as of the end of 2018.

Unaudited Consolidated Financial Results

GigaMedia Limited is a diversified provider of digital entertainment services. GigaMedia’s digital entertainment service business FunTown develops and operates a suite of digital entertainments in Taiwan and Hong Kong, with focus on browser/mobile games and casual games.

Unaudited consolidated results of GigaMedia are summarized in the table below.

For the Fourth Quarter

GIGAMEDIA 4Q18 UNAUDITED CONSOLIDATED FINANCIAL RESULTS
(unaudited, all figures in US$ thousands, except per share amounts)	4Q18	3Q18	Change (%)	4Q18	4Q17	Change (%)
Revenues	1,619	1,662	-2.59%	1,619	2,028	-20.17%
Gross Profit	880	694	26.80%	880	1,007	-12.61%
Loss from Operations	(1,021)	(1,484)	NM	(1,021)	988	NM
Net Income (Loss) Attributable to GigaMedia	(503)	(1,083)	NM	(503)	1,070	NM
Net Income (Loss) Per Share Attributable to GigaMedia, Diluted	(0.05)	(0.10)	NM	(0.05)	0.10	NM
EBITDA (A)	(806)	(1,393)	NM	(806)	(785)	NM
Cash, Restricted Cash and Cash Equivalents	59,826	60,439	-1.01%	59,826	64,177	-6.78%

NM= Not Meaningful

(A)

EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). (See, “Use of Non-GAAP Measures,” for more details.)

Fourth-Quarter Financial Results

•	Consolidated revenues for the fourth quarter of 2018 slightly decreased by 2.59% quarter-on-quarter from $1.7 million to $1.6 million, and decreased by 20.17% year-over-year.
•	Consolidated loss from operation of the fourth quarter of 2018 was a loss of $1.0 million, compared to a loss of $ 1.5 million in the last quarter.

•	Consolidated net income of the fourth quarter of 2018 was a net loss of $0.5 million, with a loss reduction of $0.6 million from a net loss of $1.1 million in the last quarter.
•	Cash, restricted cash and cash equivalents at the end the fourth quarter of 2018 amounted to $59.8 million, which slightly decreased from $60.4 million at the end the third quarter of 2018.
•	Consolidated EBITDA for the fourth quarter of 2018 was a loss of $0.8 million compared to a loss of $1.4 million in the third quarter of 2018.

Financial Position

GigaMedia maintained its solid financial position. Cash, restricted cash and cash equivalents amounted to $59.8 million, or approximately $5.4 per share, along with zero bank loan and $58.2M of shareholders’ equity, as of December 31, 2018.

For the Full Year 2018

GIGAMEDIA FY18UNAUDITED CONSOLIDATED FINANCIAL RESULTS
(unaudited, all figures in US$ thousands, except per share amounts)	FY18	FY17	Change (%)
Revenues	7,101	11,596	-38.76%
Gross Profit	3,516	6,498	-45.89%
Loss from Operations	(4,823)	(490)	NM
Net Loss Attributable to GigaMedia	(3,193)	1,086	NM
Net Loss Per Share Attributable to GigaMedia, Diluted	(0.29)	0.10	NM
EBITDA (A)	(4,360)	(1,099)	NM
Cash, Restricted Cash and Cash Equivalents	59,826	64,177	-6.78%

NM= Not Meaningful

(A)

EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). (See, “Use of Non-GAAP Measures,” for more details.)

•	Consolidated revenues for the year ended December 31, 2018 was $7.1 million, decreased from $11.6 million in the prior year.
•

Consolidated loss from operations for 2018 was a loss of $4.8 million, compared to a loss of $0.5 million in the last year. The loss increase was mainly due to lower revenues in 2018, as well as a gain of $1.7 million on termination of licensing agreement was recognized in 2017.

•

Consolidated net Income (loss) for 2018 was a net loss of $3.2 million, compared to a net income of $1.1 million in the prior year. Earnings per share for 2018 was a loss of $0.29 per share, compared to a net income of $0.1 per share for the prior year.

Business Outlook

The following forward-looking statements reflect GigaMedia's expectations as of April 03, 2019. Given potential changes in economic conditions and consumer spending, the evolving nature of online games, and various other risk factors, including those discussed in the Company's 2017 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission as referenced below, actual results may differ materially.

We believe it is critical for us to adopt the strategy of developing in-house offerings and promoting customer relationships. We expect these endeavors will begin contributing to our productivities and profitability in the second half of 2019.

“Meanwhile, we keep seeking strategic investment targets with expertise of AI or big data, in order to strengthen our business and maximize shareholders’ value,” said GigaMedia CEO James Huang, “Such a capacity presents synergies for us in elevating customer experiences and refining our data analytics techniques of extracting value from our vast database.”

Use of Non-GAAP Measures

To supplement GigaMedia's consolidated financial statements presented in accordance with US GAAP, the company uses the following measure defined as non-GAAP by the SEC: EBITDA. Management believes that EBITDA (earnings before interest, taxes, depreciation, and amortization) is a useful supplemental measure of performance because it excludes certain non-cash items such as depreciation and amortization and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA is not a recognized earnings measure under GAAP and does not have a standardized meaning. Non-GAAP measures such as EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, other financial measures prepared in accordance with GAAP. A limitation of using EBITDA is that it does not include all items that impact the company's net income for the period. Reconciliations to the GAAP equivalents of the non-GAAP financial measures are provided on the attached unaudited financial statements.

About the Numbers in This Release

Quarterly results

All quarterly results referred to in the text, tables and attachments to this release are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, unless otherwise noted as “non-GAAP,” and are presented in U.S. dollars.

Q&A

For Q&A regarding the fourth quarter and full year 2018 performance upon the release, investors may send the questions via email to IR@gigamedia.com.tw, and the responses will be replied individually.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of digital entertainment services in Taiwan and Hong Kong. GigaMedia's digital entertainment service business is an innovative leader in Asia with growing capabilities of development, distribution and operation of digital entertainments, as well as platform services for games with a focus on mobile games and casual games. More information on GigaMedia can be obtained from www.gigamedia.com.tw.

The statements included above and elsewhere in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected financial performance (as described without limitation in the "Business Outlook" section and in quotations from management in this press release) and GigaMedia's strategic and operational plans. These statements are based on management's current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including but not limited to, our ability to license, develop or acquire additional online games that are appealing to users, our ability to retain existing online game players and attract new players, and our ability to launch online games in a timely manner and pursuant to our anticipated schedule. Further information on risks or other factors that could cause results to differ is detailed in GigaMedia's Annual Report on Form 20-F filed in April 2018 and its other filings with the United States Securities and Exchange Commission.

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(Tables to follow)

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended			Twelve months ended
	12/31/2018	09/30/2018	12/31/2017	12/31/2018	12/31/2017
	unaudited	unaudited	unaudited	unaudited	audited
	USD	USD	USD	USD	USD
Operating revenues
Digital entertainment service revenues	1,618,931	1,662,324	2,027,831	7,100,636	11,596,221
Other revenues	—	—	—	—	—
	1,618,931	1,662,324	2,027,831	7,100,636	11,596,221
Operating costs
Cost of digital entertainment service revenues	739,324	968,442	1,020,993	3,584,875	5,098,495
Cost of other revenues	—	—	—	—	—
	739,324	968,442	1,020,993	3,584,875	5,098,495
Gross profit	879,607	693,882	1,006,838	3,515,761	6,497,726
Operating expenses
Product development and engineering expenses	215,625	286,015	237,744	1,091,445	1,072,350
Selling and marketing expenses	576,256	963,444	745,169	3,296,636	3,992,351
General and administrative expenses	860,903	923,288	741,253	3,684,054	3,527,799
Impairment losses	243,966	—	—	243,966	—
Gain on termination of licensing agreement	—	—	(1,731,592)	—	(1,731,592)
Other	3,946	5,514	26,060	22,510	126,575
	1,900,696	2,178,261	18,634	8,338,611	6,987,483
Income (loss) from operations	(1,021,089)	(1,484,379)	988,204	(4,822,850)	(489,757)
Non-operating income (expense)
Interest income	333,338	351,262	207,775	1,302,145	602,224
Gain on sales of marketable securities	—	—	1,618	—	1,618
Interest expense	—	—	(112)	—	(33,544)
Foreign exchange (loss) gain - net	129,052	49,285	(85,955)	266,255	(551,167)
(Loss) Gain on disposal of property, plant and equipment	—	—	(1)	31	962
Equity in net loss on equity method investments	—	—	(79)	—	(23,761)
Impairment loss on marketable securities and investments	—	—	(176)	—	(52,651)
Other - net	56,162	728	(1,712,323)	61,358	(38,702)
	518,552	401,275	(1,589,253)	1,629,789	(95,021)
(Loss) income before income taxes	(502,537)	(1,083,104)	(601,049)	(3,193,061)	(584,778)
Income tax benefit (expense)	—	—	1,671,511	—	1,671,048
Net (loss) income attributable to shareholders of GigaMedia	(502,537)	(1,083,104)	1,070,462	(3,193,061)	1,086,270
(Loss) earnings per share attributable to GigaMedia
Basic:	(0.05)	(0.10)	0.10	(0.29)	0.10
Diluted:	(0.05)	(0.10)	0.10	(0.29)	0.10
Weighted average shares outstanding:
Basic	11,052,235	11,052,235	11,052,235	11,052,235	11,052,235
Diluted	11,052,235	11,052,235	11,052,235	11,052,235	11,052,235

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEETS

	12/31/2018	09/30/2018	12/31/2017
	unaudited	unaudited	audited
	USD	USD	USD
Assets
Current assets
Cash and cash equivalents	59,307,829	59,923,784	63,670,458
Accounts receivable - net	523,004	835,013	751,114
Prepaid expenses	122,434	237,635	389,984
Restricted cash	517,815	514,770	506,981
Other receivables	2,998	316,540	67,884
Other current assets	120,802	129,114	124,595
Total current assets	60,594,882	61,956,856	65,511,016

Property, plant & equipment - net	121,585	147,600	157,730
Intangible assets - net	37,726	41,109	3,409
Prepaid licensing and royalty fees	435,156	1,097,911	458,914
Other assets	255,604	278,356	282,036
Total assets	61,444,953	63,521,832	66,413,105

Liabilities and equity
Short-term borrowings	—	—	—
Accounts payable	104,030	279,485	313,557
Accrued compensation	170,470	606,547	548,903
Accrued expenses	1,262,707	2,066,188	2,157,790
Unearned revenue	1,369,769	1,971,039	1,863,308
Other current liabilities	366,167	196,516	163,703
Total current and total liabilities	3,273,143	5,119,775	5,047,261
GigaMedia’s shareholders’ equity	58,171,810	58,402,057	61,365,844
Total liabilities and equity	61,444,953	63,521,832	66,413,105

GIGAMEDIA LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS

	Three months ended			Twelve months ended
	12/31/2018	9/30/2018	12/31/2017	12/31/2018	12/31/2017
	unaudited	unaudited	unaudited	unaudited	unaudited
	USD	USD	USD	USD	USD
Reconciliation of Net Income (Loss) to EBITDA
Net income (loss) attributable to GigaMedia	(502,537)	(1,083,104)	1,070,462	(3,193,061)	1,086,270
Depreciation	25,301	25,318	20,886	99,635	42,424
Amortization	4,137	16,516	3,315	36,013	12,419
Interest income	(333,338)	(351,262)	(207,775)	(1,302,145)	(602,224)
Interest expense	—	—	112	—	33,544
Income tax (benefit) expense	—	—	(1,671,511)	—	(1,671,048)
EBITDA	(806,437)	(1,392,532)	(784,511)	(4,359,558)	(1,098,615)